UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☒Form 10-K   ☐Form 20-F   ☐Form 11-K   ☐Form 10-Q   ☐Form 10-D   ☐Form N-CEN   ☐Form N-CSR

For Period Ended: December 31, 2022

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q

For the Transition Period Ended:________________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I -- REGISTRANT INFORMATION

RBB Bancorp
Full Name of Registrant

Former Name if Applicable

1055 Wilshire Blvd., 12th floor
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90017
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

RBB Bancorp (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2022 (“Annual Report”) within the prescribed time period without unreasonable effort or expense due to circumstances related to the Company’s first-time adoption of Accounting Standards Update 2016-13 (Topic 326), “Measurement of Credit Losses on Financial Instruments,” commonly referenced as the Current Expected Credit Loss (“CECL”) model. The Company also needs additional time to complete the analysis and evaluate its internal controls over financial reporting related to its adoption of CECL. The Company also needs additional time for Crowe LLP (“Crowe”), its independent registered public accounting firm, to complete certain audit procedures related to the Company’s adoption of CECL, including its evaluation of the effectiveness of the Company’s internal controls over financial reporting. Notwithstanding the foregoing, the Company expects to file its Annual Report no later than March 31, 2023. The Company does not expect any changes to its financial results reported in its press release dated January 23, 2023.

The Company has provided a copy of the foregoing disclosures to Crowe.

Forward-Looking Statements

This filing contains a number of forward-looking statements. Words such as "expect," "will," "working," and variations of such words and similar future or conditional expressions are intended to identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding our beliefs and expectations relating to the filing of the Annual Report. These forward-looking statements are not guarantees of future results and are subject to a number of risks and uncertainties, many of which are difficult to predict and beyond our control. Important factors that may cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, a material delay in the Company's financial reporting, including the possibility that the Company will not be able to file its Annual Report within the fifteen-day extension permitted by the rules of the U.S. Securities and Exchange Commission, and the possibility that the ongoing review may identify errors or control deficiencies in the Company's accounting practices. We disclaim and do not undertake any obligation to update or revise any forward-looking statement in this report, except as required by applicable law or regulation.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Alex Ko	(213)	533-7919
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

RBB BANCORP

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

RBB BANCORP

Dated: March 16, 2023	By:	/s/ Alex Ko
Alex Ko
Chief Financial Officer

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